Exhibit 99.1

TowerJazz Presents Record Results for 2010:

Surpasses Half a Billion Dollars in Full Year Revenue

Records in:
Annual Revenue, Quarterly Revenue,
Annual EBITDA, Quarterly EBITDA

Second Consecutive Quarter of GAAP Net Profit

MIGDAL HAEMEK, Israel – February 14, 2011 – TowerJazz, the global specialty foundry leader, today announced financial results for the fourth quarter and full year ended December 31, 2010.

Full Year Highlights
•
Record full year revenues at $509.3 million, up 70% over 2009, greater than 2X the industry’s growth and comfortably surpassing the company’s target of becoming a half-a-billion dollar revenue company;

•	Recognized as the #1 specialty foundry based on revenue (up from #6 in 2008 and #3 in 2009);
•	Record EBITDA at $168 million, up 289% over 2009;
•	Cash flow from operations of $121 million with end of year record cash and short-term deposits balance at $198 million;
•	H2 2010 GAAP net profit;
•	Record net profit on a non-GAAP basis at $129 million, up 436% year-over-year and representing a net margin of 25%;
•	Reduced and restructured approximately $450 million of debt, substantial turnaround in the balance sheet.

Fourth Quarter 2010 Highlights
•	Record quarterly revenue of $135.1 million, growing 34% over last year and sequential increase compared with sequential industry decline;
•	Record EBITDA at $46 million, 2X over Q4 2009 at 66% incremental margin;
•	GAAP net profit of $1.3 million, for the second consecutive quarter; net profit on a non-GAAP basis of $35 million, up 140% year-over-year and representing a net margin of 26%.

CEO and Chairman Perspective
Russell Ellwanger, Chief Executive Officer, commented: “As pointed out in IC Insights, we moved into the #5 overall foundry position and the #1 position for specialty analog foundries. The #1 position was a movement from #3 in 2009 and #12 back in 2005, when we redirected ourselves to focus on specialty analog. I am thrilled with the many strong partnerships that we have built with our trusted and growing customer base propelling us into the #1 position among our peer group. There is great excitement among our multi-national employee base to take on new significant challenges."

Amir Elstein, Chairman of the Board of Directors of TowerJazz, stated: “I would like to congratulate the management team led by Russell, as well as all the employees of TowerJazz for a record and quite a remarkable year. In only a few years, the company has successfully transformed itself into the specialty market leader. This leadership team is now well positioned to exceed the next big challenge of increasing our revenue to beyond a billion dollars, with the accompanying bottom-line performance.”

Fourth quarter 2010 results summary
Fourth quarter 2010 revenue was a record $135.1 million, compared with $134.7 million in revenues for third quarter 2010 and a 34 percent growth over fourth quarter 2009 revenue of $100.6 million.

On a non-GAAP basis, as described and reconciled below, the fourth quarter 2010 gross profit was $57 million, representing a 42 percent gross margin, and a 46 percent increase over the gross profit of $39 million, achieved in the fourth quarter of 2009, representing a gross margin of 39 percent.

Non-GAAP operating profit increased by 97 percent to $46 million, or operating margin of 34 percent, when compared with operating profit of $23 million, or operating margin of 23 percent, as achieved in the fourth quarter of 2009.

The net profit, on a GAAP basis, was $1.3 million, or 1 cent per share, compared with a net loss of $31 million, or $0.16 per share, in the fourth quarter of 2009. On a non-GAAP basis, net profit was $35 million, or $0.14 per share, an increase of 140 percent over net profit of $15 million, or $0.08 per share, achieved in the fourth quarter of 2009.

EBITDA for the fourth quarter of 2009 was $46 million, an all time record, and up substantially from the $23 million reported in the fourth quarter of 2009.

Full year results summary
2010 revenues were a record $509.3 million, an increase of 70 percent over revenues of $298.8 million as reported for 2009.

On a non-GAAP basis, the 2010 gross profit was $225 million, representing a 44 percent gross margin, and a 143 percent increase over the gross profit of $92 million achieved in 2009, representing a gross margin of 31 percent.

Non-GAAP operating profit grew by 308 percent to $168 million compared with an operating profit of $41 million in 2009.

On a GAAP basis, net loss was $42 million, or $0.18 per share, compared with a net loss of $120 million in 2009, or $0.71 per share. Non-GAAP net profit grew by 436 percent to $129 million, or $0.55 per share, compared with a net profit of $24 million, or $0.14 per share, in 2009.

EBITDA for 2010 was $168 million compared with $43 million in 2009.

Financial Guidance
TowerJazz forecasts first quarter 2011 revenue to range between $120 and $125 million, representing 8 percent year-over-year growth and 9 percent down quarter-over-quarter, in line with industry first quarter seasonality.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss fourth quarter 2010 results today, February 14, 2011, at 10:00 a.m. Eastern Time (EST) / 5:00 p.m. Israel time.

To participate, please call:
1-888-407-2553 (U.S. toll-free number) or +972-3-918-0609 (international) and mention      ID code: TOWER-JAZZ

Callers in Israel are invited to call locally by dialing 03-918-0609. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both Web sites for replay for a period 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees and, (3) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe,  BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor,  Power  Management  (BCD), and Non-Volatile Memory (NVM) as well as MEMS  capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, including the receipt of the approval certificate from the Israeli Investment Center for up to 150 million NIS grants for an expansion program, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) our dependence on a relatively small number of products for a significant portion of our revenue, (xiii) a substantial portion of our revenues being accounted for by a small number of customers, (xiv) the concentration of our business in the semiconductor industry, (xv) product returns, (xvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xvii) competing effectively, (xviii) achieving acceptable device yields, product performance and delivery times, (xix) possible production or yield problems in our wafer fabrication facilities, (xx) our ability to manufacture products on a timely basis, (xxi) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxii) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and retention and recruitment of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxv) the recent global economic downturn and the affect thereof, including global decreased demand, reduced prices, excess inventory, unutilized capacity and the lack of availability of funding sources in light of the financial markets situation, which may adversely affect the future financial results and position of the Company, including its ability to fulfill its debt and liabilities obligations, (xxvi) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses and (xxvii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	September 30,	December 31,
	2010	2010	2009
		unaudited
A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$198,382	$87,599	$81,795
Trade accounts receivable	67,415	69,424	40,604
Other receivables	5,344	3,476	2,520
Inventories	42,512	37,635	32,250
Other current assets	8,422	8,945	10,304
Total current assets	322,075	207,079	167,473

LONG-TERM INVESTMENTS	31,051	30,535	29,361

PROPERTY AND EQUIPMENT, NET	375,325	375,418	371,400

INTANGIBLE ASSETS, NET	54,247	57,375	67,601

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	12,030	7,390	8,002

TOTAL ASSETS	$801,728	$684,797	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$122,179	$12,000	$7,000
Trade accounts payable	48,656	50,933	42,012
Deferred revenue	40,273	47,327	24,696
Other current liabilities	38,914	41,826	23,652
Total current liabilities	250,022	152,086	97,360

LONG-TERM DEBT	359,480	355,429	428,813

OTHER LONG-TERM LIABILITIES	74,444	75,715	68,650

Total liabilities	683,946	583,230	594,823

SHAREHOLDERS' EQUITY	117,782	101,567	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$801,728	$684,797	$650,837

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except  per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2010	2009	2010	2009
	GAAP	GAAP	GAAP	GAAP
			unaudited

REVENUES	$509,262	$298,812	$135,120	$100,616

COST OF REVENUES	402,077	325,310	101,720	94,062

GROSS PROFIT (LOSS)	107,185	(26,498)	33,400	6,554

OPERATING COSTS AND EXPENSES

Research and development	23,876	23,375	4,626	7,011

Marketing, general and administrative	39,986	31,943	7,785	10,030

	63,862	55,318	12,411	17,041

OPERATING PROFIT (LOSS)	43,323	(81,816)	20,989	(10,487)

FINANCING EXPENSE, NET	(72,925)	(45,710)	(16,709)	(18,678)

OTHER INCOME (EXPENSE), NET	65	2,045	(13)	(118)

PROFIT (LOSS) BEFORE INCOME TAX	(29,537)	(125,481)	4,267	(29,283)

INCOME TAX BENEFIT (EXPENSE)	(12,830)	5,022	(2,971)	(2,128)

NET PROFIT (LOSS) FOR THE PERIOD	$(42,367)	$(120,459)	$1,296	$(31,411)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$(0.18)	$(0.71)	$0.01	$(0.16)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Year ended December 31,		Year ended December 31,				Year ended December 31,
	2010	2009	2010		2009		2010	2009
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$509,262	$298,812	$--		$--		$509,262	$298,812

COST OF REVENUES	284,758	206,459	117,319	(a)	118,851	(a)	402,077	325,310

GROSS PROFIT (LOSS)	224,504	92,353	(117,319)		(118,851)		107,185	(26,498)

OPERATING COSTS AND EXPENSES

Research and development	22,594	22,185	1,282	(b)	1,190	(b)	23,876	23,375

Marketing, general and administrative	33,597	28,957	6,389	(c)	2,986	(c)	39,986	31,943

	56,191	51,142	7,671		4,176		63,862	55,318

OPERATING PROFIT (LOSS)	168,313	41,211	(124,990)		(123,027)		43,323	(81,816)

FINANCING EXPENSE, NET	(26,406)	(24,205)	(46,519	) (d)	(21,505	) (d)	(72,925)	(45,710)

OTHER INCOME, NET	65	2,045	--		--		65	2,045

PROFIT (LOSS) BEFORE INCOME TAX	141,972	19,051	(171,509)		(144,532)		(29,537)	(125,481)

INCOME TAX BENEFIT (EXPENSE)	(12,830)	5,022	--		--		(12,830)	5,022

NET PROFIT (LOSS) FOR THE PERIOD	$129,142	$24,073	$(171,509)		$(144,532)		$(42,367)	$(120,459)

BASIC EARNINGS PER ORDINARY SHARE	$0.55	$0.14

NON-GAAP GROSS MARGINS	44%	31%

NON-GAAP OPERATING MARGINS	33%	14%

NON-GAAP NET MARGINS	25%	8%

(a)
Includes depreciation and amortization expenses in the amounts of $116,588 and $118,306 and stock based compensation expenses in the amounts of $731 and $545 for the year ended December 31, 2010 and 2009, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $590 and $602 and stock based compensation expenses in the amounts of $692 and $588 for the year ended December 31, 2010 and 2009, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $1,399 and $1,276 and stock based compensation expenses in the amounts of $4,990 and $1,710 for the year ended December 31, 2010 and 2009, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	December 31,		December 31,				December 31,
	2010	2009	2010		2009		2010	2009
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$135,120	$100,616	$--		$--		$135,120	$100,616

COST OF REVENUES	78,586	61,868	23,134	(a)	32,194	(a)	101,720	94,062

GROSS PROFIT (LOSS)	56,534	38,748	(23,134)		(32,194)		33,400	6,554

OPERATING COSTS AND EXPENSES

Research and development	4,307	6,694	319	(b)	317	(b)	4,626	7,011

Marketing, general and administrative	6,158	8,711	1,627	(c)	1,319	(c)	7,785	10,030

	10,465	15,405	1,946		1,636		12,411	17,041

OPERATING PROFIT (LOSS)	46,069	23,343	(25,080)		(33,830)		20,989	(10,487)

FINANCING EXPENSE, NET	(7,763)	(6,362)	(8,946	) (d)	(12,316	) (d)	(16,709)	(18,678)

OTHER EXPENSE, NET	(13)	(118)	--		--		(13)	(118)

PROFIT (LOSS) BEFORE INCOME TAX	38,293	16,863	(34,026)		(46,146)		4,267	(29,283)

INCOME TAX EXPENSE	(2,971)	(2,128)	--		--		(2,971)	(2,128)

NET PROFIT (LOSS) FOR THE PERIOD	$35,322	$14,735	$(34,026)		$(46,146)		$1,296	$(31,411)

BASIC EARNINGS PER ORDINARY SHARE	$0.14	$0.08

NON-GAAP GROSS MARGINS	42%	39%

NON-GAAP OPERATING MARGINS	34%	23%

NON-GAAP NET MARGINS	26%	15%

(a)
Includes depreciation and amortization expenses in the amounts of $22,946 and $32,046 and stock based compensation expenses in the amounts of $188 and $148 for the three months ended December 31, 2010 and 2009, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $149 and $148 and stock based compensation expenses in the amounts of $170 and $169 for the three months ended December 31, 2010 and 2009, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $350 and $340 and stock based compensation expenses in the amounts of $1,277 and $979 for the three months ended December 31, 2010 and 2009, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis